May 29, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form 20-F
Medifocus Inc. (File No. 000-55169)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Medifocus Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 20-F (File No. 000-55169) filed with the Commission on April 2, 2014, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company filed the Registration Statement to voluntarily register its Common Shares under section 12(g) of the Securities Exchange Act of 1934, as amended. The Company intends to withdraw the Registration Statement and subsequently file a new registration statement to address certain comments to the Registration Statement made by the Commission in its comment letter to the Company dated April 29, 2014. No securities were sold or will be sold under the Registration Statement.

Because the Company will be filing a revised registration statement that addresses the Commission’s comments, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Medifocus, Inc. 10240 Old Columbia Road, Suite G, Columbia, MD 21046

Phone (410) 290-5734 Fax (410) 290-7255

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact John D. Callan, Jr. of Harter Secrest & Emery LLP at (585) 231-1342. We thank you in advance for your prompt consideration.

Sincerely,

/s/ Augustine Cheung, Ph. D.
Augustine Cheung, Ph.D. President and Chief Executive Officer

cc:	James M. Jenkins
Harter Secrest & Emery LLP

John D. Callan, Jr.
Harter Secrest & Emery LLP

Medifocus, Inc. 10240 Old Columbia Road, Suite G, Columbia, MD 21046

Phone (410) 290-5734 Fax (410) 290-7255